SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SIMON WORLDWIDE, INC.

(Name of Subject Company (Issuer))

OVERSEAS TOYS, L.P.

(Name of Filing Person (Offeror))

MULTI-ACCOUNTS, LLC
OA3, LLC
RONALD W. BURKLE

(Names of Filing Persons (Other Persons))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

828815100

(CUSIP Number of Class of Securities)

Robert P. Bermingham

The Yucaipa Companies

9130 West Sunset Boulevard

Los Angeles, California 90069

(310) 228-2894

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

Copy to:

Judith Kitano

Munger, Tolles & Olson LLP

355 South Grand Avenue, 35th Floor

Los Angeles, CA 90071

(213) 683-9100

CALCULATION OF FILING FEE

Transaction Valuation(1): $3,437,403	Amount of Filing Fee(2): $245.09

(1)   Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $0.27 (i.e., the tender offer price per share) and (ii) 12,731,123, which is the estimated difference between 50,671,879 shares of common stock, par value $0.01 per share, of Simon Worldwide, Inc. (the “Shares”) outstanding or issuable pursuant to stock options as of each of August 13, 2010 and November 12, 2010, and 37,940,756 Shares already beneficially owned by Overseas Toys, L.P.

(2)   The amount of the filing fee calculated in accordance with the Exchange Act, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 17, 2009.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$245.09
Filing Party:	Overseas Toys, L.P.; Multi-Accounts, LLC; OA3, LLC; and Ronald W. Burkle
Form or registration no.:	Schedule TO-T
Date Filed:	November 1, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Explanatory Notes

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on November 1, 2010 (as amended and supplemented by Amendment No. 1 thereto filed on November 19, 2010, the “Schedule TO”), by Overseas Toys, L.P., a Delaware limited partnership (“Overseas Toys”), Multi-Accounts, LLC, a California limited liability company (“Multi-Accounts”), OA3, LLC, a California limited liability company (“OA3”), and Ronald W. Burkle, an individual (“Burkle” and, together with Overseas Toys, Multi-Accounts and OA3, the “Overseas Toys Parties”).  The Schedule TO relates to the offer by Overseas Toys to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Simon Worldwide, Inc., a Delaware corporation (“Simon”), not owned by Overseas Toys, at a purchase price of $0.27 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”).

All capitalized terms used in this Amendment No. 2 that are not otherwise defined herein have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13

(1)  The Offer expired at 5:00 p.m., New York City time, on December 2, 2010. According to BNY Mellon Shareowner Services, the depositary for the Offer, a total of approximately 3,823,387 Shares were validly tendered, including approximately 1,187,414 Shares guaranteed to be delivered in the Offer, representing, in the aggregate, 7.6% of the outstanding Shares and 30.2% of the outstanding Shares not owned by Overseas Toys.  Together with the Shares already owned by Overseas Toys, the tendered Shares, including those subject to guaranteed delivery, represent approximately 82.5% of the outstanding Shares.  Overseas Toys has accepted for payment all Shares that were validly tendered in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMENDMENT TO SCHEDULE TO AND SCHEDULE 13E-3

OVERSEAS TOYS, L.P.
By: Multi-Accounts, LLC
Its: General Partner

By: OA3, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
		Its:	Managing Member

MULTI-ACCOUNTS, LLC
By: OA3, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
	Its:	Managing Member

OA3, LLC
By:	/s/ Ronald W. Burkle
Its:	Managing Member

/s/ Ronald W. Burkle
Ronald W. Burkle

Date: December 3, 2010